Exhibit 1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

Preliminary Announcement on the Share Segregation Reform

of China United Telecommunications Corporation Ltd.

China United Telecommunications Corporation Ltd. (“A Share Company”), a joint stock limited company listed on the Shanghai Stock Exchange, is the intermediate holding company of China Unicom Limited (the “Company”). China United Telecommunications Corporation (the “Unicom Group”), a shareholder of the non-tradable shares of A Share Company, is the ultimate holding company of the Company.

Pursuant to the provisions of the relevant documents such as the “Guiding Opinions regarding the Share Segregation Reform of Listed Companies” jointly issued by the China Securities Regulatory Commission (“CSRC”), the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, the People’s Bank of China and the Ministry of Commerce, the “Regulations governing the Share Segregation Reform of Listed Companies” (Zheng Jian Fa No.[2005]86) issued by the CSRC, the “Guidelines on the Business Operation of the Share Segregation Reform of Listed Companies” jointly developed by the Shanghai Stock Exchange, the Shenzhen Stock Exchange and China Securities Depository and Clearing Corporation Limited, and in compliance with the operating procedure for share segregation reform of companies listed in the PRC, Unicom Group, China Unicom-paging Corporation, Unicom Xingye Science and Technology Trade Co. Ltd., Beijing Unicom Xingye Science and Technology Trade Co. Ltd. and China Unicom Import & Export Co., Ltd., being shareholders of the non-tradable shares of A Share Company, have put forward a motion on share segregation reform. The board of directors of A Share Company has consulted with the Shanghai Stock Exchange on relevant matters about the share segregation reform plan of A Share Company. Pursuant to Rule 13.09 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company now announces the following matters:

1.	Trading of shares of A Share Company on the Shanghai Stock Exchange will be suspended from 3 April 2006; and

2.

In accordance with the progress of its share segregation reform, A Share Company will disclose the prospectus for the share segregation reform and other relevant documents in the PRC. The Company will make relevant disclosures where necessary.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive directors:	Lu Jianguo
Independent non-executive directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By order of the Board China Unicom Limited Chu Ka Yee Company Secretary
Hong Kong, 3 April 2006